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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                              NEWSEDGE CORPORATION
                       (Name of Subject Company (Issuer))
                           --------------------------

                  INFOBLADE ACQUISITION CORPORATION (OFFEROR)
                        THE THOMSON CORPORATION (PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                           --------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                           --------------------------

                                 652 49 Q 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           EDWARD A. FRIEDLAND, ESQ.
                             DEPUTY GENERAL COUNSEL
                            THE THOMSON CORPORATION
                        METRO CENTER, ONE STATION PLACE
                           STAMFORD CONNECTICUT 06902
                            TELEPHONE (203) 969-8700
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
                           --------------------------

                                   COPIES TO:

                           JOSEPH J. ROMAGNOLI, ESQ.
                              LEE J. HIRSCH, ESQ.
                                     TORYS
                                237 PARK AVENUE
                         NEW YORK, NEW YORK 10017-3142
                                 (212) 880-6000
                           --------------------------

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                $46,240,954.90                                      $9,248.19

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $2.30, the per share tender offer price, by 20,104,763, the sum of 18,621,403, the currently outstanding shares of Common Stock sought in the Offer, 1,463,781 of the shares of Common Stock subject to options that will be vested as of December 31, 2001, and 19,579 of the shares of Common Stock issuable pursuant to rights granted under the NewsEdge Employee Stock Purchase Plan.

**  Calculated as 1/50 of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by
InfoBlade Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 ("Shares"), of NewsEdge Corporation, a Delaware corporation ("NewsEdge"), at a purchase price of $2.30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of August 6, 2001, among Thomson, Purchaser and NewsEdge, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Not applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase dated August 21, 2001.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and other Nominees, dated August 21, 2001.

(a)(5)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and other Nominees, dated
         August 21, 2001.

(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.

(a)(7)   Summary Advertisement as published in The Wall Street
         Journal on August 21, 2001.

(a)(8)   Joint Press Release issued by Thomson and NewsEdge on August
         7, 2001.

(a)(9)   Press Release issued by Thomson on August 21, 2001.

(b)      None.

(d)(1) Agreement and Plan of Merger, dated as of August 6, 2001, among Thomson, Purchaser and NewsEdge. (The exhibits and schedules to the Agreement and Plan of Merger are not filed as part of this Schedule TO. A list briefly identifying the contents of the omitted exhibits and schedules appears in the table of contents to the Agreement and Plan of Merger.
         Thomson and Purchaser undertake to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request.)

(d)(2)   Confidentiality Agreement dated May 16, 2001, between
         Broadview International LLC, on behalf of NewsEdge, and West
         Group, an affiliate of Thomson.

(d)(3)   Stockholders Agreement, dated August 6, 2001, among Thomson,
         Purchaser and each of Ronald Benanto, Rory J. Cowan,
         James D. Daniell, Murat H. Davidson, Jr., William A.
         Devereaux, Michael E. Kolowich, Donald L. McLagan,
         Clifford M. Pollan, Basil P. Regan and Peter Woodward
         (collectively, the "Selling Stockholders"), together with
         Schedule I relating to each Selling Stockholder.

(d)(4)   Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and Ronald Benanto.

(d)(5)   Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and John Crozier.

(d)(6)   Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and Thomas Karanian.

(d)(7)   Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and Lee Phillips.

(d)(8)   Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and Clifford Pollan.

(d)(9)   Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and David Scott.

(d)(10)  Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and Charles White.

(d)(11)  Amended and Restated Executive Employment Agreement, dated
         August 6, 2001 between NewsEdge and Alton Zink.

(g)      None.

(h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2001                                 INFOBLADE ACQUISITION CORPORATION

                                                       By:  /s/ EDWARD A. FRIEDLAND
                                                            -----------------------------------------
                                                            Name: Edward A. Friedland
                                                            Title: Vice President and Secretary

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2001                                 THE THOMSON CORPORATION

                                                       By:  /s/ MICHAEL S. HARRIS
                                                            -----------------------------------------
                                                            Name: Michael S. Harris
                                                            Title: Senior Vice President,
                                                                  General Counsel and Secretary

                                 EXHIBIT INDEX

     EXHIBIT NO.
---------------------
(a)(1)                  Offer to Purchase dated August 21, 2001.

(a)(2)                  Form of Letter of Transmittal.

(a)(3)                  Form of Notice of Guaranteed Delivery.

(a)(4)                  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and other Nominees, dated August 21, 2001.

(a)(5)                  Form of Letter to Clients for Use by from Brokers, Dealers,
                        Commercial Banks, Trust Companies and other Nominees, dated
                        August 21, 2001.

(a)(6)                  Form of Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.

(a)(7)                  Summary Advertisement as published in The Wall Street
                        Journal on August 21, 2001.

(a)(8)                  Joint Press Release issued by Thomson and NewsEdge on
                        August 7, 2001.

(a)(9)                  Press Release issued by Thomson on August 21, 2001.

(b)                     None.

(d)(1)                  Agreement and Plan of Merger, dated as of August 6, 2001,
                        among Thomson, Purchaser and NewsEdge. (The exhibits and
                        schedules to the Agreement and Plan of Merger are not filed as part of this Schedule TO. A list briefly identifying the contents of the omitted exhibits and schedules appears in
                        the table of contents to the Agreement and Plan of Merger.
                        Thomson and Purchaser undertake to furnish supplementally a copy of any omitted exhibit or schedule to the Commission
                        upon request.)

(d)(2)                  Confidentiality Agreement dated May 16, 2001, between
                        Broadview International LLC, on behalf of NewsEdge, and West
                        Group, an affiliate of Thomson.

(d)(3)                  Stockholders Agreement, dated August 6, 2001, among Thomson,
                        Purchaser and each of Ronald Benanto, Rory J. Cowan,
                        James D. Daniell, Murat H. Davidson, Jr., William A.
                        Devereaux, Michael E. Kolowich, Donald L. McLagan,
                        Clifford M. Pollan, Basil P. Regan and Peter Woodward
                        (collectively, the "Selling Stockholders"), together with
                        Schedule I relating to each Selling Stockholder.

(d)(4)                  Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and Ronald Benanto.

(d)(5)                  Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and John Crozier.

(d)(6)                  Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and Thomas Karanian.

(d)(7)                  Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and Lee Phillips.

(d)(8)                  Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and Clifford Pollan.

(d)(9)                  Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and David Scott.

(d)(10)                 Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and Charles White.

(d)(11)                 Amended and Restated Executive Employment Agreement, dated
                        August 6, 2001 between NewsEdge and Alton Zink.

(g)                     None.

(h)                     None.